Exhibit 99.(a)(5)(J)

CONTACT:

Investors/Media	Media
Blaine Davis	Kevin Wiggins
(610) 459-7158	(610) 459-7281

Investors
Jonathan Neely
(610) 459-6645

ENDO PHARMACEUTICALS ANNOUNCES EXPIRATION OF SUBSEQUENT

OFFERING PERIOD OF TENDER OFFER FOR HEALTHTRONICS, INC.

CHADDS FORD, Pa., July 12, 2010 – Endo Pharmaceuticals (NASDAQ: ENDP) today announced the expiration of the subsequent offering period of the tender offer by its wholly owned subsidiary, HT Acquisition Corp., for all of the outstanding shares of common stock of HealthTronics, Inc. (NASDAQ: HTRN). American Stock Transfer & Trust Company, the depositary for the tender offer, has advised Endo that, as of 5:00 p.m., New York City time, on July 9, 2010, the expiration of the subsequent offering period, approximately 42,011,700 shares were validly tendered and not withdrawn in the tender offer, representing approximately 92.5% of HealthTronics’ issued and outstanding shares. Endo has accepted for payment and promptly paid for all shares validly tendered during the subsequent offering period.

Endo also announced that, to complete the acquisition of 100% of the common stock of HealthTronics, Endo will effect, without prior notice to, or any action by, any other HealthTronics stockholder, a short-form merger in which HT Acquisition Corp. will merge with and into HealthTronics, with HealthTronics surviving the merger and continuing as a wholly owned subsidiary of Endo. In the merger, each of the remaining untendered shares of HealthTronics common stock (other than shares as to which appraisal rights are properly demanded and perfected under Georgia law, if any) will be converted into the right to receive the same $4.85 per HealthTronics share, in cash, as was paid to HealthTronics’ stockholders pursuant to the tender offer. The merger is expected to occur later today and a subsequent press release will be issued upon consummation of the merger. Following the merger, HealthTronics’ common stock will cease to be traded on the NASDAQ Stock Market.

About Endo

Endo Pharmaceuticals is a specialty pharmaceutical company engaged in the research, development, sale and marketing of branded and generic prescription pharmaceuticals used to treat and manage pain, bladder cancer, prostate cancer and the early onset of puberty in children, or central precocious puberty (CPP). Its products include LIDODERM(R), a topical patch to relieve the pain of postherpetic neuralgia; Percocet(R) and Percodan(R) tablets for the relief of moderate-to-moderately severe pain; FROVA(R) tablets for the acute treatment of migraine attacks with or without aura in adults; OPANA(R) tablets for the relief of moderate-to-severe acute pain where the use of an opioid is appropriate; OPANA(R) ER tablets for the relief of moderate-to-severe pain in patients requiring continuous, around-the-clock opioid treatment for an extended period of time; Voltaren(R) Gel, which is owned and licensed by Novartis AG, a nonsteroidal anti-inflammatory drug indicated for the relief of the pain of osteoarthritis of joints amenable to topical treatment, such as those of the hands and the knees; VANTAS(R) for the palliative treatment of advanced prostate cancer; SUPPRELIN(R) LA for the treatment of early onset puberty in children; and VALSTAR(TM) for the treatment of BCG-refractory carcinoma in situ (CIS) of the urinary bladder in patients for whom immediate cystectomy would be associated with unacceptable medical risks. The company markets its branded pharmaceutical products to physicians in pain management, urology, endocrinology, oncology, neurology, surgery and primary care. More information, including this and past press releases of Endo Pharmaceuticals, is available at www.endo.com.